SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C., 20549
                                --------------
                                  SCHEDULE TO

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2)*
                               FINAL AMENDMENT

                       Biggest Little Investments, L.P.
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                      (Name of Subject Company (issuer))

                                  Ben Farahi
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           (Names of Filing Persons (identifying status as offeror,
                           issuer or other person))

                          Limited Partnership Units
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                        (Title of Class of Securities)

                                     None
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                     (CUSIP Number of Class of Securities)

                      ----------------------------------
                                  Ben Farahi
                                   Manager
                                  Maxum LLC
                        1175 West Moana Lane, Suite 200
                             Reno, Nevada  89509
                                (775) 825-3355
                                 -------------
                                    Copy To:
                             Don S. Hershman, Esq.
                                 Much Shelist
                      191 North Wacker Drive, Suite 1800
                           Chicago, Illinois  60606
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     (Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)



                          CALCULATION OF FILING FEE
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Transaction Valuation*  $1,827,000             Amount of Filing Fee  $522
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*  For purposes of calculating the fee only.  This amount assumes the purchase of 30,000 units of limited partnership interest of the subject partnership for $87 per unit. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.


[X] Check the box if any part of the fee is offset as provided by Rule 0-11
    (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $522      Filing Party:Ben Farahi
                        --------    -----------------------

Form or Registration No.: 005-56511   Date Filed:     4/27/05 and 5/27/05
                          -----------                  ------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:
      [x]  third-party tender offer subject to Rule 14d-1.
      [ ]  issuer tender offer subject to Rule 13e-4.
      [ ]  going-private transaction subject to Rule 13e-3.
      [ ]  amendment to Schedule 13D under  Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the result of the tender offer: [x]



TENDER OFFER STATEMENT

     This Amendment No. 2 amends the Tender Offer Statement on Schedule TO filed on April 27, 2005, as amended by Amendment No. 1 filed on May 27, 2005 by Ben Farahi (the "Purchaser") relating to an offer to purchase units of limited partnership interest ("Units") of Biggest Little Investments L.P. (the "Partnership") upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 27, 2005 (the "Offer to Purchase") and the related Letter of Transmittal, as each may be supplemented or amended from time to time (which together constitute the "Offer"), to include the information set forth below. The information in the Offer to Purchase is incorporated herein by reference in answer to all of the Items of this Schedule TO except as otherwise set forth below:

Item 7.  Source and Amount of Funds or Other Consideration

     Item 7 is hereby supplemented and amended by the following:

     The total amount of funds required by the Purchaser to purchase the 9,646 Units accepted for payment pursuant to the Offer, exclusive of fees and expenses, was $839,202. The Purchaser obtained such funds (plus funds to pay fees and expenses) from his personal funds.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     Item 8 is hereby supplemented and amended to add to following:

     The Offer expired at 12:00 Midnight, New York City time, on Friday, June 24, 2005. Pursuant to the Offer, as of 12:00 Midnight, New York City time on Wednesday, June 29, 2005, the Purchaser accepted for payment and paid for 9,646 Units, constituting approximately 5.33% of the Units.

     As of the date of this Amendment No. 2 to Schedule TO, the Purchaser beneficially owns 101,840 Units, constituting 56.28% of the outstanding Units based on the 180,937 Units outstanding as of the date hereof. The Purchaser has sole voting and investment power with respect to 9,938 Units, constituting approximately 5.49% of the outstanding Units. The Purchaser is a partner in Farahi Investment Company, a general partnership which is the sole member of Western Real Estate Investments, LLC ("Western"). Western beneficially owns 69,860 Units, constituting 38.61% of the outstanding Units. The Purchaser is a member of Virginia Springs Limited Liability Company("Virginia Springs"). Virginia Springs owns 22,042 Units, constituting 12.18% of the total outstanding Units. The address of Western and Virginia Springs is 1175 West Moana Lane, Suite 200, Reno, Nevada 89509.

     (b) Ben Farahi purchased 248 Units in a series of private transactions as of July 14, 2005, for a purchase price of $87 per Unit.


SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 28, 2005

                                          /s/ Ben Farahi
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                                              Ben Farahi